Exhibit (a)(5)(N)

BRODSKY & SMITH, LLC

Evan J. Smith (SBN 242352)

esmith@brodskysmith.com

9595 Wilshire Blvd., Ste. 900

Beverly Hills, CA 90212

Tel.: (877) 534-2590

Fax: (310) 247-0160

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

DAMIN WEN, Individually and on behalf of all others similarly situated,	Case No.:

COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS

Plaintiff,

JURY TRIAL DEMANDED

vs.

ROCKET FUEL INC., E. RANDOLPH WOOTTON III, MONTE ZWEBEN, RICHARD A. FRANKEL, SUSAN L. BOSTROM, RONALD E. F. CODD, WILLIAM W. ERICSON, CLARK M. KOKICH and JOHN L. LEWIS,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff Damin Wen (“Plaintiff”), by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. This action stems from a proposed transaction announced on July 18, 2017 (the “Proposed Transaction”), pursuant to which Rocket Fuel Inc. (“Rocket Fuel” or the “Company”) will be acquired by Simzek Inc. (“Simzek”), an affiliate of Vector Capital IV, L.P., and Vector Capital V, L.P. (collectively, “Vector”), and Simzek’s wholly owned subsidiary Fuel Acquisition Co. (“Purchaser”).

CLASS ACTION COMPLAINT

2. On July 18, 2017, Rocket Fuel’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on August 2, 2017 Simzek will commence a Tender Offer to acquire all of the outstanding shares of Rocket Fuel for $2.60 in cash (the “Offer Price”), in a transaction that is valued at approximately $145 million. The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of August 29, 2017.

3. On August 2, 2017, Rocket Fuel filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction (the “Recommendation Statement” or “14D-9”). The 14D-9, which recommends that Rocket Fuel stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things, (i) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Needham & Company, LLC (“Needham”), and (ii) Rocket Fuel insiders’ potential conflicts of interest.

4. The Recommendation Statement’s failure to adequately disclose material information renders it false and misleading. Accordingly, Plaintiff alleges herein that Defendants1 violated Sections 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Recommendation Statement as Rocket Fuel stockholders need a full and accurate disclosure of all material information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

[1]	The Individual Defendants together with Rocket Fuel are collectively referred to herein as, “Defendants.”

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5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the expiration of the Tender Offer until such time that Rocket Fuel remedies its breaches of fiduciary duty and discloses all material information necessary to allow stockholders to make an informed decision with respect to their shares.

JURISDICTION AND VENUE

6. Jurisdiction is founded upon federal question jurisdiction, pursuant to §27 of the Exchange Act, as amended, 15 U.S.C. §78aa, and 28 U.S.C. § 1331.

7. Venue is proper pursuant to 28 U.S.C. § 1391(b) because Defendants systematically conducted business on a regular basis in this District and/or reside in this District and the wrongful conduct complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and at all relevant times was, a continuous stockholder of Rocket Fuel.

9. Defendant Rocket Fuel is a Delaware corporation and maintains its principal executive offices at 2000 Seaport Blvd., Ste. 400, Pacific Shores Center, Redwood City, CA 94063. Rocket Fuel’s common stock is traded on the Nasdaq under the ticker symbol “FUEL.”

10. Defendant E. Randolph Wootton III (“Wootton”) has served as a director of Rocket Fuel, and has served as the Company’s Chief Executive Officer (“CEO”) since 2015.

11. Defendant Monte Zweben (“Zweben”) has served as the Chairman of Rocket Fuel’s Board since February 2016, and previously served as Executive Chairman of the Board from November 2015 to March 2016, and as interim CEO of the Company from March 2015 to November 2015. Zweben has served as a director of the Company since 2010.

12. Defendant Rochard A. Frankel (“Frankel”), a Rocekt Fuel co-founder, has served as a director of the Company since 2008. Frankel previously served as Executive Vice President of the Company from October 2015 to July 2016, as President of the Company from May 2008 to February 2009.

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13. Defendant Susan L. Bostrom (“Bostrom”) has served as a director of Rocket Fuel since February 2013.

14. Defendant Ronald E. F. Codd (“Codd”) has served as a director of Rocket Fuel 2012.

15. Defendant William W. Ericson (“Ericson”) has served as a director of Rocket Fuel since 2008.

16. Defendant Clark M. Kokich (“Kokich”) has served as a director of Rocket Fuel since 2011.

17. Defendant John J. Lewis (“Lewis”) has served as a director of Rocket Fuel since 2016.

18. The defendants identified in paragraphs 10 through 17 are collectively referred to herein as the “Board” or the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on his own behalf and as a class action pursuant to Fed. R. Civ. P. 23 on behalf of all holders of Rocket Fuel common stock who are being and will be harmed by Defendants’ actions described below (“Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

20. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2017, there were over 46 million shares of Rocket Fuel common stock issued and outstanding. The actual number of public shareholders of Rocket Fuel will be ascertained through discovery.

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b. There are questions of law and fact that are common to the Class, including:

i)	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the 14D-9 in violation of the Exchange Act;

ii)	whether the Individual Defendants have violated Section 20(a) of the Exchange Act;

iii)	whether the Individual Defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14D-9 promulgated thereunder;

iv)	whether the Individual Defendants have violated Section 14(e) of the Exchange Act; and

v)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated.

c. Plaintiff is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CLASS ACTION COMPLAINT

SUBSTANTIVE ALLEGATIONS

A.	Background

21. Rocket Fuel is a predictive marketing software company that uses artificial intelligence to empower agencies and marketers to anticipate people’s need for products and services. Rocket Fuel was founded in March 2008 with a vision of transforming the digital advertising industry through big data and artificial intelligence.

22. According to Zacks Investment Research, “Rocket Fuel Inc. is a leading provider of artificial intelligence advertising solutions for digital marketers. They deliver a leading programmatic media-buying platform at Big Data scale that harnesses the power of artificial intelligence to improve marketing ROI in digital media across web, mobile, video, and social channels. Rocket Fuel powers digital advertising and marketing programs globally for customers in North America, Europe, and Japan. Customers trust Rocket Fuel’s Advertising That Learns platform to achieve brand and direct-response objectives in diverse industries from luxury cars to groceries to retail.”

23. The Company’s service offerings are organized around platforms, including Data Management Platform (DMP) and Demand Side Platform (DSP), which are used by customers themselves or integrating with other customer relationship management or marketing platforms, and together in various permutations as its Programmatic Marketing Platform. The integrated platform is designed to deliver and optimize media spend to engage, upsell and retarget consumers across addressable channels, including display, mobile and video, and across addressable devices, such as tablets, set top boxes, television and mobile phones (the “Media Services” segment). Rocket Fuel also offers Programmatic Marketing Platform as a managed service, which it operates on behalf of its customers, and as a self-service platform operated by its customers or their agencies directly (the “Platform Solutions” segment). Media Services and Platform Solutions are Rocket Fuel’s two main businesses.

CLASS ACTION COMPLAINT

24. On Feb 21, 2017, Rocket Fuel issued a press release wherein it reported its financial results for its fourth quarter and full fiscal year ended December 31, 2016. “2016 was a transformational year for Rocket Fuel. We sharpened our strategy to become the industry-leading predictive marketing platform, and reorganized the company to support our continued transformation into a SaaS company, selling both technology and services. We are excited to report that in the fourth quarter, we grew our revenue from platform solutions by 97% year over year,” stated defendant Wootton. “Our fourth quarter and 2016 results demonstrate our continued ability to execute against our strategic priorities and deliver predictable financial results. As evidence, our non-GAAP net revenue came in at the high end of our guidance range, our Adjusted EBITDA was well above our guidance range and we delivered on our commitment to be free cash flow positive in Q4 and for the full year. We believe that we have taken the right steps to strengthen the company and stay on the leading edge of innovation in ad tech,” concluded Wootton.

25. With respect to the results, Needham commented:

Rocket Fuel reported better than expected 4Q16. Platform Solutions is gaining traction with its largest customers, which we expect to continue in 2017. While we believe the company should return to growth on a gross revenue basis as Media Services growth adds to the rapidly growing Platform Solutions, a shift toward fixed margin should push FY17 net revenue lower y/y. The lower media margin, increasing mix of lower-margin Platform revenue, and seasonal weakness pushed 1Q17 revenue guidance below expectations. We believe the lower net revenue also pushed Q1 EBITDA guidance below expectations. While continued cost cutting efforts should translate into positive EBITDA and free cash flow, we estimate lower profitability y/y due to the lower media margin and increasing mix of lower margin Platform revenue.

26. On May 9, 2017, Rocket Fuel issued a press release wherein it reported its financial results for the first quarter ended March 31, 2017. “Rocket Fuel’s first quarter was highlighted by 70% year over year spend growth in Platform Solutions. Our Platform business represented a

CLASS ACTION COMPLAINT

record 32% of the quarter’s total spend, evidence of the progress we are making transitioning Rocket Fuel towards a platform-oriented software model. While we expect our Media Services business to continue to contract in the near term, we are encouraged by the growth in both adoption, and spend, from our platform services business,” commented defendant Wootton.

27. “We believe total spend is a valuable new metric for investors as we transform to selling both technology and services versus selling solely a managed service. Our sharp focus on expenses and operational efficiency enabled us to deliver first quarter adjusted EBITDA results that were at the high end of our guidance range and flat with last year, despite a 7% decline in spend year over year. We believe we are making the right long-term decisions that will position Rocket Fuel for profitable growth over time,” added Stephen Snyder, Chief Financial Officer.

28. Four equities research analysts have issued twelve-month price targets for Rocket Fuel’s stock. Their predictions range from $2.20 to $4.75. On average, they anticipate Rocket Fuel’s share price to reach $3.48 in the next twelve months.

B.	The Sales Process

29. On January 9, 2017, the Company issued a press release announcing a restructuring shift towards its Platform Solutions business in order to accelerate the Company’s transformation into a leading software-as-a-service (SaaS”) market. As a result of this desired transition, the Board decided to explore a sale of the Company’s Media Services.

30. Following the Company’s retention of Needham to assist in this endeavor, between December 2016 and January 2017, Needham contacted 69 potential strategic acquirors (not including Sizmek) and two private equity firms (not including Vector) concerning their interest in FUEL’s Media Services. Though not initially contacted, Vector quickly made known its interest in acquiring the Company in the entirety. On December 2, 2016, Defendant Wootton met with Vector to discuss this interest. In this meeting, Wootton advised Vector that Rocket Fuel was, presently, committed to pursuing the Company’s standalone strategy.

CLASS ACTION COMPLAINT

31. Undeterred, on February 17, 2017 Sizmek, a Vector affiliate, submitted an indication of interest (IOI) to acquire all of Rocket Fuel for $3.40/share. The Company also received a second IOI, from Party A, which proposed to acquire the FUEL’s Media Services for $80 to $85 MM. Days later, on February 21, 2017, Party B submitted an IOI to acquire a majority stake in FUEL’s Media Services for an enterprise value of $130 to $150 MM.

32. Following the Sizmek IOI for the acquisition of the Company, Needham contact 24 other potential strategic acquirors and 13 private equity firms (not including Vector) concerning their potential interest in an acquisition of the Company. Between March 2017 and April 2017, the Company received a revised IOI from Party A to acquire the Company’s Media Services for $40 MM, in addition to a proposed $40 MM investment in Rocket Fuel following the sale of Media Services; an IOI (revised multiple times) by Party B to acquire Media Service for $80 MM at closing, and up to $60 MM payable in the future; an IOI from Party D to acquire Media Services with a $100 MM promissory note, plus $50 MM investment in the Company within 6 months following the sale of Media Services; and an IOI from Party C to acquire Platform Solutions for between $65 and $75 MM. Party C also proposed to acquire all of Rocket Fuel for between $2 and $2.25/share2, and on April 24, 2017, Sizmek submitted a revised IOI to acquire Rocket Fuel for $4 to $5.25/share.

33. On June 2, 2017, Party B and submitted further revised IOI’s. Party B proposed to acquire Media Services for $80 MM at closing and up to $60 MM payable in the future; and Sizmek proposed to acquire Rocket Fuel for $3.50 to $4/share. Enticed by Sizmek’s most recent IOI, on June 6, 2017, Rocket Fuel and Sizmek, entered into an exclusivity agreement with the goal

[2]	On April 28, 2017, Party C submitted a revised IOI to acquire the Company for $4.60 to $4.90, but withdrew its proposal on May 18, 2017. of Sizmek working towards a price of $4/share.

CLASS ACTION COMPLAINT

34. This goal was not met. On June 27th, the day that the exclusivity agreement expires, Sizmek submitted a revised IOI to acquire Rocket Fuel for $2.50/share. Negotiations ensued and Sizmek upped the offer to $2.60/share accompanied by a 30-day “go-shop” period for the Company.

35. On July 17, 2017, Needham rendered its fairness opinion, the Board approved the Proposed Transaction with Simzek, and the parties executed the Merger Agreement the next day.

C.	The Proposed Transaction

36. On Jul 18, 2017, Rocket Fuel issued a press release announcing the Proposed Transaction:

REDWOOD CITY, Calif.—(BUSINESS WIRE)— Rocket Fuel (NASDAQ:FUEL), a predictive marketing platform, today announced that it has entered into a definitive agreement to be acquired by Sizmek Inc., the largest people-based creative optimization and data activation platform delivering impressions that inspire. Sizmek is an affiliate of Vector Capital.

Under the terms of the merger agreement with Sizmek, which has been unanimously approved by Rocket Fuel’s board of directors, an affiliate of Sizmek will commence a tender offer for all of the outstanding shares of Rocket Fuel’s common stock for $2.60 per share in cash. This represents an enterprise value for Rocket Fuel of approximately $145 million.

The proposed combination with Sizmek brings Rocket Fuel’s media optimization and industry leading AI-enabled decisioning to Sizmek’s omni-channel creative optimization and data activation platform, marking the next logical step in marketing automation. Combined, the two companies connect more than 20,000 advertisers and 3,600 agencies to audiences in over 70 countries around the globe, and service a client base comprised of an overwhelming majority of the world’s most recognized brands and agencies.

Under the terms of the merger agreement, Rocket Fuel has a go-shop right to solicit third party alternative acquisition proposals for the next 30 days.

Completion of the acquisition is subject to customary closing conditions, including a majority of the outstanding shares of Rocket Fuel’s common stock having been tendered in the tender offer and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The parties expect the transaction to be completed in third quarter of 2017.

CLASS ACTION COMPLAINT

Needham & Company, LLC is serving as financial advisor to Rocket Fuel. Wilson Sonsini Goodrich & Rosati, Professional Corporation is acting as Rocket Fuel’s legal advisor. Kirkland & Ellis LLP is acting as Sizmek’s legal advisor.

In addition to the acquisition by Sizmek, Rocket Fuel today announced selected preliminary, unaudited financial results for the three months ended June 30, 2017. Rocket Fuel expects second quarter 2017 Spend to decline approximately 20% year over year to $95 million to $96 million. Net Revenue for the second quarter of 2017 is expected to decline approximately 36% year over year to $42 million to $43 million. Rocket Fuel’s Platform Solutions business grew approximately 77% compared to the prior year quarter, and the Media Services business declined approximately 41% compared with the prior year quarter. Company Media Margin declined approximately 11% from the prior year quarter. These factors contributed to an estimated Adjusted EBITDA loss of approximately $3 million to $4 million for the second quarter of 2017, compared with a $4.2 million Adjusted EBITDA profit in the second quarter of 2016. Rocket Fuel expects its ending second quarter cash position will be roughly flat with the first quarter of 2017 at $62 million to $63 million, and total debt and capital lease obligations will be approximately $83 million to $84 million.

Rocket Fuel expects the Spend, Net Revenue and Adjusted EBITDA trajectory noted above to continue during the second half of 2017 and, as a result, it expects its second half 2017 financial results will be materially below current analysts’ expectations and last year’s performance.

Rocket Fuel will provide final financial results and file its second quarter Form 10-Q on or about August 9, 2017. Due to the pending acquisition by Sizmek, Rocket Fuel will not host an earnings call.

D.	Insiders’ Interests in the Proposed Transaction

37. As part of the Merger Agreement, insiders of both Rocket Fuel and Simzek have secured for themselves unique financial benefits that will not be shared with Plaintiff and the Class. These benefits include accelerated vesting of Company Options and Restricted Stock Units (RSUs). The table below sets forth information, as of July 28, 2017, regarding the outstanding Rocket Fuel Options held by each director and executive officer with an exercise price per share less than the Offer Price:

CLASS ACTION COMPLAINT

Name	Number of Vested Rocket Fuel Options	Value of Vested Rocket Fuel Options(1)	Number of Unvested Rocket Fuel Options	Value of Unvested Rocket Fuel Options(2)	Total Value of Vested and Unvested Rocket Fuel Options
Directors
Susan Bostrom	67,060	$24,142	0	$0	$24,142
Ronald Codd	67,060	$24,142	0	$0	$24,142
William Ericson	67,060	$24,142	0	$0	$24,142
Richard Frankel*	130,288	$48,207	230,508	$85,288	$133,495
Clark Kokich	67,060	$24,142	0	$0	$24,142
John Lewis	67,060	$24,142	0	$0	$24,142
Monte Zweben	349,403	$387,595	0	$0	$387,595
Executive Officers
E. Randolph Wootton III**	0	$0	230,000	$66,700	$66,700
Stephen Snyder	0	$0	380,000	$296,400	$296,400
David Gosen	27,083	$5,146	147,917	$35,604	$40,750
Richard Pittenger	0	$0	62,500	$18,125	$18,125
Richard Song	0	$0	0	$0	$0

38. In addition to the accelerated vesting of Company Options depicted above, Defendant Wootton will also receive significant consideration from the accelerated vesting of RSUs, as depicted in the table below:

Name	Number of Outstanding Rocket Fuel RSUs		Value of Outstanding Rocket Fuel RSUs(1)
E. Randolph Wootton III**	298,125	(2)	$775,125	(2)

CLASS ACTION COMPLAINT

39. Further, the senior executive officers of the Company, and Defendant Wootton, will also be entitled to receive significant Golden Parachute payments in the event their employment is terminated following consummation of the Merger, as depicted in the below table:

Name	Benefit Type	Payment Upon the Occurrence of the Effective Time Only	Payment Upon a Qualifying Termination Immediately Prior to the Effective Time
E. Randolph Wootton III	Cash Severance(1)	—	$950,000
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$66,700
	Consideration for Rocket Fuel RSUs(5)	—	$775,125
	TOTAL	$0	$1,816,303
Stephen Snyder	Cash Severance(1)	—	$520,000
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$296,400
	Consideration for Rocket Fuel RSUs(5)	—	—
	TOTAL	$0	$840,878
David Gosen	Cash Severance(1)	—	$611,435
	Benefits Continuation(2)	—	—
	Consideration for Vested Rocket Fuel Options(3)	$5,146	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$35,604
	Consideration for Rocket Fuel RSUs(5)	—	—
	TOTAL	$5,146	$647,039
Richard Pittenger	Cash Severance(1)	—	$686,250
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$18,125
	Consideration for Rocket Fuel RSUs(5)	—	—
	TOTAL		$728,853
Richard Song	Cash Severance(1)	—	$691,665
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options	—	—
	Consideration for Rocket Fuel RSUs(5)	—	$63,375
	TOTAL	$0	$779,518

40. In addition, Rocket Fuel’s CEO, Stephen Snyder, and executives David Gosen and Richard Pettinger, are also eligible to receive “retention/incremental incetive” bonus(es) subject to their continued employment with Rocket Fuel. These bonus(es) of $81,250, $80,715, and $150,000, respectively, in addition to the above payments and vesting of illiquid equity awards has, at all relevant times, acted as a substantial incentive to the Individual Defendants and officers of the Company to steer and, eventually, secure a deal with Sizmek.

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E.	The Materially Incomplete and Misleading 14D-9

41. The 14D-9 recommending that Rocket Fuel stockholders tender their shares of Rocket Fuel stock into the Offer fails to disclose and/or materially misrepresents material information to the stockholders of the Company thereby preventing them from making an informed decision regarding the Proposed Transaction. Specifically, the 14D-9 omits and/or misrepresents material information concerning, among other things: (i) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Needham; and (ii) Rocket Fuel insiders’ potential conflicts of interest. Accordingly, Rocket Fuel stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer or seek appraisal without all material information at their disposal.

42. With respect to Needhams’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the inputs and assumptions underlying the discount range of 17% to 27%; (ii) the implied perpetuity growth rates resulting from the analysis; and (iii) Rocket Fuel’s cash and debt, in each case as of June 30, 2017.

43. With respect to Needhams’s Selected Companies Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Needham in the analysis. A fair summary of such an analysis requires the disclosure of the individual multiples for each company utilized or, at a minimum, the high, low, mean and median multiples. As Needham failed to select and apply multiples to the Proposed Transaction, the individual multiples are critical for Rocket Fuel stockholders to assess the Proposed Transaction.

CLASS ACTION COMPLAINT

44. With respect to Needhams’s Selected Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Needham in the analysis. A fair summary of such an analysis requires the disclosure of the individual multiples for each transaction observed. As Needham failed to select and apply multiples to the Proposed Transaction, the individual multiples are critical for Rocket Fuel stockholders to assess the Proposed Transaction.

45. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

46. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Rocket Fuel’s stockholders.

F.	Material Omissions Concerning Insiders’ Potential Conflicts of Interest

47. The Recommendation statement also material misleads stockholders as to the potential conflicts of interest faced by Rocket Fuel management and the Board.

48. Although the Recommendation Statement states that none of Rocket Fuel’s executives have “reached an understanding on potential employment” or have “entered into any definitive agreements or arrangements regarding employments (14D-9 at p. 21), the Recommendation Statement fails to disclose whether any of Sizmek’s prior proposals or IOI’s contemplated management retention.

49. The 14D-9 also fails to disclose any information with respect to the negotiation of the Retention/Incremental Incentive Bonuses that the Company has agreed to pay Snyder, Pittenger and Gosen.

50. Communications regarding post-transaction employment and merger related benefits during the negotiation of the underlying transaction must be disclosed to stockholders that are trying to understand the motivations that could potentially influence or prevent fiduciaries from acting solely in the best interests of the Company.

CLASS ACTION COMPLAINT

FIRST CAUSE OF ACTION

(Against Rocket Fuel and the Individual Defendants for Violations of Sections 14(d) of the Exchange Act)

51. Plaintiff repeats and realleges each allegation set forth herein. Defendants have caused the 14D-9 to be issued with the intention of soliciting Rocket Fuel stockholders to tender their shares in the Tender Offer.

52. During the relevant period, Rocket Fuel and the Individual Defendants disseminated the false and misleading 14D-9 specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in violation of section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder.

53. By virtue of their positions within the Company, the Individual Defendants were aware of this information and of their duty to disclose this information in the 14D-9. The 14D-9 was prepared, reviewed, and/or disseminated by the defendants. The 14D-9 misrepresented and/or omitted material information about the sale process for the Company, the unfair consideration offered in the Proposed Transaction, and the actual intrinsic value of the Company’s assets. Rocket Fuel and the Individual Defendants were at least negligent in filing the 14D-9 with these materially false and misleading statements. Rocket Fuel and the Individual Defendants have also failed to correct the 14D-9 and the failure to update and correct false statements is also a violation of section 14(d) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder.

54. The omissions and false and misleading statements in the 14D-9 are material in that a reasonable stockholder would consider them important in deciding whether to vote in favor of the Proposed Transaction. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the 14D-9 and in other information reasonably available to stockholders.

CLASS ACTION COMPLAINT

55. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from immediate and irreparable injury, which Rocket Fuel and the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against the Individual Defendants for Violation of Section 14(e) of the Exchange Act)

56. Plaintiff repeats and realleges each allegation set forth herein. Defendants have violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

57. Defendants knew that Plaintiff would rely upon their statements in the 14D-9 in determining whether to tender their shares pursuant to the Tender Offer.

58. As a direct and proximate result of these defendants’ unlawful course or conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender his shares.

THIRD CAUSE OF ACTION

(Against the Individual Defendants for Violation of Section 20(a) of the Exchange Act)

59. Plaintiff repeats and realleges each allegation set forth herein

60. The Individual Defendants acted as controlling persons of Rocket Fuel within the meaning of section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Rocket Fuel and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading

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61. Each of the Individual Defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected

62. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document

63. In addition, as the 14D-9 sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The 14D-9 purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants

64. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

65. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

CLASS ACTION COMPLAINT

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the 14D-9 and adopts and implements a procedure or process to obtain the best available terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff for all damages suffered as a result of the wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorney’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff prays for a jury trial on all issues and in all proceedings so triable.

Dated: August 8, 2017	BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
EVAN J. SMITH (S.B. # 242352)
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA 90212
Tel: (877) 834-2590

Attorneys for Plaintiff

CLASS ACTION COMPLAINT

CERTIFICATION PURSUANT

TO FEDERAL SECURITIES LAWS

1. I, Damin Wen    , make this declaration pursuant to Section 27(a)(2) of the Securities Act of 1933 (“Securities Act”) and/or Section 21D(a)(2) of the Securities Exchange Act of 1934 (“Exchange Act”) as amended by the Private Securities Litigation Reform Act of 1995.

2. I have reviewed a Complaint against Rocket Fuel Inc (NASDAQ: FUEL, hereafter referred as the “Company”) and authorize the filing of a comparable complaint on my behalf.

3. I did not purchase or acquire the “Company” securities at the direction of plaintiffs counsel or in order to participate in any private action arising under the Securities Act or Exchange Act.

4. I am willing to serve as a representative party on behalf of a Class of investors who purchased or acquired the “Company” securities during the class period, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action.

5. To the best of my current knowledge, the attached sheet lists all of my transactions in the “Company” securities during the Class Period as specified in the Complaint.

6. During the three-year period preceding the date on which this Certification is signed, I have not sought to serve as a representative party on behalf of a class under the federal securities laws.

7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses directly relating to the representation of the class as ordered or approved by the Court.

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8. I declare under penalty of perjury that the foregoing is true and correct.

Executed 2017-7-19

(Date)

/s/ Damin Wen

(Signature)

/s/ Damin Wen

(Type or Print Name)

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